UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

IQVIA Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

46266C105

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46266C105	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,865,529 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 22,865,529 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,865,529 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 207,987,870 shares of common stock (“Common Stock”) of IQVIA Holdings Inc. (the “Issuer”) outstanding as of November 20, 2017, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 29, 2017, after giving effect to the November 2017 Share Repurchase (as defined herein).

CUSIP No. 46266C105	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,865,529 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 22,865,529 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,865,529 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 207,987,870 shares of Common Stock outstanding as of November 20, 2017, as reported in the Prospectus Supplement filed by the Issuer with the Commission on November 29, 2017, after giving effect to the November 2017 Share Repurchase.

CUSIP No. 46266C105	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,865,529 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 22,865,529 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,865,529 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 207,987,870 shares of Common Stock outstanding as of November 20, 2017, as reported in the Prospectus Supplement filed by the Issuer with the Commission on November 29, 2017, after giving effect to the November 2017 Share Repurchase.

CUSIP No. 46266C105	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Biotech Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,865,529 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 22,865,529 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,865,529 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 207,987,870 shares of Common Stock outstanding as of November 20, 2017, as reported in the Prospectus Supplement filed by the Issuer with the Commission on November 29, 2017, after giving effect to the November 2017 Share Repurchase.

CUSIP No. 46266C105	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,865,529 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 22,865,529 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,865,529 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 207,987,870 shares of Common Stock outstanding as of November 20, 2017, as reported in the Prospectus Supplement filed by the Issuer with the Commission on November 29, 2017, after giving effect to the November 2017 Share Repurchase.

CUSIP No. 46266C105	SCHEDULE 13D	Page 7 of 12 Pages

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1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,865,529 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 22,865,529 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,865,529 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 207,987,870 shares of Common Stock outstanding as of November 20, 2017, as reported in the Prospectus Supplement filed by the Issuer with the Commission on November 29, 2017, after giving effect to the November 2017 Share Repurchase.

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 13, 2016, as amended and supplemented by Amendment No. 1 filed on March 2, 2017, Amendment No. 2 filed on June 2, 2017, Amendment No. 3 filed on August 30, 2017 and Amendment No. 4 filed on September 21, 2017 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

“This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share, of IQVIA Holdings Inc. The principal executive offices of the Issuer are located at 4820 Emperor Boulevard, Durham, North Carolina 27703 and 83 Wooster Heights Road, Danbury, Connecticut 06810.”

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar V Advisors, LLC, a Delaware limited liability company, (ii) TPG GenPar VI Advisors, LLC, a Delaware limited liability company, and (iii) TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company. TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of (i) TPG Partners V, L.P., a Delaware limited partnership, which directly holds 8,176,704 shares of Common Stock, (ii) TPG FOF V-A, L.P., a Delaware limited partnership, which directly holds 21,391 shares of Common Stock, and (iii) TPG FOF V-B, L.P., a Delaware limited partnership, which directly holds 17,248 shares of Common Stock. TPG GenPar VI Advisors, LLC is the general partner of TPG GenPar VI, L.P., a Delaware limited partnership, which is the general partner of TPG Partners VI, L.P., a Delaware limited partnership, which directly holds 8,182,997 shares of Common Stock. TPG Biotechnology GenPar III Advisors, LLC is the general partner of TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners III, L.P., a Delaware limited partnership, which directly holds 337,616 shares of Common Stock. Advisors VI is the (i) general partner of TPG FOF VI SPV, L.P., a Delaware limited partnership, which directly holds 32,347 shares of Common Stock, and (ii) managing member of TPG Iceberg Co-Invest LLC, a Delaware limited liability company, which directly holds 2,813,473 shares of Common Stock. Advisors V is the general partner of TPG Quintiles Holdco II, L.P., a Delaware limited partnership, which directly holds 3,120,466 shares of Common Stock. Biotech Advisors is the general partner of TPG Quintiles Holdco III, L.P., a Delaware limited partnership (together with TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG Biotechnology Partners III, L.P., TPG FOF VI SPV, L.P., TPG Iceberg Co-Invest LLC and TPG Quintiles Holdco II, L.P., the “TPG Funds”), which directly holds 163,287 shares of Common Stock.”

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Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“November 2017 Registered Offering

On November 27, 2017, the TPG Funds entered into an underwriting agreement (the “November 2017 Underwriting Agreement”), with the Issuer, the other selling stockholders named in Schedule I thereto (such selling stockholders, together with the TPG Funds, the “November 2017 Selling Stockholders”) and Morgan Stanley & Co. LLC, as underwriter (the “November 2017 Underwriter”), pursuant to which the TPG Funds agreed to sell 5,419,971 shares of Common Stock at a price of $102.00 per share (the “November 2017 Registered Offering”). The Issuer agreed to purchase from the November 2017 Underwriter 2,500,000 of the 10,000,000 shares of Common Stock that were the subject of the November 2017 Registered Offering at a price of $102.00 per share (the “November 2017 Share Repurchase”). The November 2017 Registered Offering and the November 2017 Share Repurchase closed on November 30, 2017.

November 2017 Lock-Up Agreement

In connection with the November 2017 Registered Offering, the November 2017 Selling Stockholders, including each TPG Fund, agreed with the November 2017 Underwriter, pursuant to a lock-up agreement (each, a “November 2017 Lock-Up Agreement”), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any other securities so owned convertible or exercisable or exchangeable for shares of Common Stock (other than as contemplated by the November 2017 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of the November 2017 Underwriter, for a period of 45 days after the date of the November 2017 Underwriting Agreement.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II, III and IV hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the descriptions of the Shareholders Agreement, March 2017 Share Repurchase Agreement, May 2017 Underwriting Agreement, May 2017 Lock-Up Agreement, September 2017 Underwriting Agreement, September 2017 Lock-Up Agreement, November 2017 Underwriting Agreement and November 2017 Lock-Up Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholders Agreement, March 2017 Share Repurchase Agreement, May 2017 Underwriting Agreement, May 2017 Lock-Up Agreement, September 2017 Underwriting Agreement, September

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2017 Lock-Up Agreement, November 2017 Underwriting Agreement and November 2017 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on 207,987,870 shares of Common Stock outstanding as of November 20, 2017, as reported in the Prospectus Supplement filed by the Issuer with the Commission on November 29, 2017, after giving effect to the November 2017 Share Repurchase. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 22,865,529 shares of Common Stock, which constitutes approximately 11.0% of the outstanding shares of Common Stock.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“9. Underwriting Agreement, dated November 27, 2017 by and among IQVIA Holdings Inc., the selling stockholders listed in Schedule I thereto and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 30, 2017).

10.	Form of Lock-Up Letter, dated November 27, 2017, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 30, 2017).”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2017

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors VI, Inc.

By: /s/Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors V, Inc.

By: /s/Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Biotech Advisors, Inc.

By: /s/Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter, dated as of October 13, 2016 (incorporated by reference to Exhibit 1 to Schedule 13D filed with the Commission on October 13, 2016 by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated as of May 3, 2016, by and among the IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
  Shareholders Agreement, dated as of May 3, 2016, by and among Quintiles Transnational Holdings Inc. and Certain Shareholders (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
  Share Repurchase Agreement, dates as of February 23, 2017, by and among Quintiles IMS Holdings, Inc. and the selling shareholders set forth in Schedule I thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 24, 2017).
  Underwriting Agreement, dated May 24, 2017 by and among Quintiles IMS Holdings, Inc., the selling stockholders listed in Schedule I thereto and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2017).
  Form of Lock-Up Letter, dated May 24, 2017, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2017).
  Underwriting Agreement, dated September 14, 2017 by and among Quintiles IMS Holdings, Inc., the selling stockholders listed in Schedule I thereto and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 19, 2017).
  Form of Lock-Up Letter, dated September 14, 2017, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 19, 2017).
  Underwriting Agreement, dated November 27, 2017 by and among IQVIA Holdings Inc., the selling stockholders listed in Schedule I thereto and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 30, 2017).
  Form of Lock-Up Letter, dated November 27, 2017, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 30, 2017).

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